Filed by Sorin S.p.A.

pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Companies: Sorin S.p.A., Cyberonics, Inc. and LivaNova PLC

Date: August 20, 2015

This filing relates to a proposed business combination involving

Sorin S.p.A., Cyberonics, Inc. and LivaNova PLC

(Subject Company Commission File No.: 000-19806;

Commission File No. for Registration Statement on Form S-4: 333-203510)

Press Release

SORIN ANNOUNCES DISMISSAL OF ITALIAN CREDITOR RIGHTS OBJECTION

The Civil Court of Milan allows the merger of Sorin and Cyberonics to proceed

Milan, Italy, August 20th, 2015 – Sorin S.p.A., (MTA; Reuters Code: SORN.MI, “Sorin”), a global medical device company and a leader in the treatment of cardiovascular diseases today announced a favorable ruling for Sorin over the previously communicated creditor rights objection claim brought by the State’s Attorney of Milan (Avvocato dello Stato di Milano or the “Italian State’s Attorney”) to enjoin the planned combination of Sorin and Cyberonics (the “Transaction”) under a newly formed holding company, LivaNova PLC (“LivaNova”).

On August 20th, 2015, following a hearing on August 17, 2015 on the matter, the Civil Court of Milan issued a ruling rejecting the objection of the Italian State’s Attorney, thus allowing the Transaction to move forward. In response to the court’s decision, André-Michel Ballester, Sorin’s Chief Executive Officer stated, “We welcome the court’s expeditious review of this matter and we continue to make good progress towards the creation of LivaNova. We will continue to diligently dialogue with the competent Italian authorities on the issues that have been raised”.

About Sorin

Sorin (www.sorin.com) is a global, medical device company and a leader in the treatment of cardiovascular diseases. Sorin develops, manufactures, and markets medical technologies for cardiac surgery and for the treatment of cardiac rhythm disorders. With approximately 3,900 employees worldwide, Sorin focuses on two major therapeutic areas: Cardiac Surgery (cardiopulmonary products for open heart surgery and heart valve repair or replacement products) and Cardiac Rhythm Management (pacemakers, defibrillators and non invasive monitoring to diagnose and deliver anti-arrhythmia therapies as well as cardiac resynchronization devices for heart failure treatment). Every year, over one million patients are treated with Sorin devices in more than 100 countries.

Important Information for Investors and Shareholders

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed merger transactions involving Cyberonics Inc. (“Cyberonics”), LivaNova PLC (“LivaNova”) and Sorin or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent a public offering in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

LivaNova has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a proxy statement of Cyberonics that also constitutes a prospectus of LivaNova (the “proxy statement/prospectus”). The registration statement on Form S-4 was declared effective by the SEC on August 19, 2015, and a definitive proxy statement/prospectus will be delivered as required by applicable law.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN, CYBERONICS, LIVANOVA, THE PROPOSED MERGER TRANSACTIONS INVOLVING CYBERONICS, SORIN AND LIVANOVA AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus (once it becomes available) and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC (1) on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations (for documents to be made available to Cyberonics’ shareholders) or (2) on Sorin’s website at www.sorin.com (for documents to be made available to Sorin’ shareholders).

The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the extraordinary meeting of Sorin shareholders, Sorin has voluntarily made available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), LivaNova is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The merger agreement and the merger of Sorin into LivaNova are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin has not and will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin, Cyberonics and LivaNova and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the fiscal year ended on April 24, 2015, as amended from time to time, which is filed with the SEC and can be obtained free of charge from the sources indicated above.

Safe harbor statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “forecast,” or other similar words. Statements contained in this press release are based on information presently available to Cyberonics, Sorin and LivaNova and assumptions that the parties believe to be reasonable. Cyberonics, Sorin and LivaNova are not assuming any duty to update this information if those facts change or if the assumptions are no longer believed to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning conducting our special meeting of stockholders and closing the proposed merger transactions involving Cyberonics, Sorin and LivaNova. Important factors that may cause actual results to differ include, but are not limited to: the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics, Sorin and LivaNova to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics, Sorin and LivaNova operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and LivaNova and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB) by Sorin; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, as amended from time to time, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and LivaNova and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB by Sorin. Nothing in this press release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. None of Cyberonics, Sorin and LivaNova gives any assurance (1) that any of Cyberonics, Sorin or LivaNova will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

Contact information

Investors
Demetrio Mauro Chief Financial Officer Sorin Group Tel: +39 02 69969 512 e-mail: investor.relations@sorin.com	Francesca Rambaudi Director, Investor Relations Sorin Group Tel: +39 02 69969716 e-mail: investor.relations@sorin.com

Media

Gabriele Mazzoletti

Director, Corporate Communications

Sorin Group

Tel: +39 02 69 96 97 85

Mobile: +39 348 979 22 01

e-mail: corporate.communications@sorin.com

Edward Simpkins

Finsbury (London)

Tel: +44 7958 421 519

e-mail: edward.simpkins@finsbury.com

Kal Goldberg

Finsbury (New York)

Tel: +(1) 646-805-2000

e-mail: kal.goldberg@finsbury.com

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